SCHNEIDER WEINBERGER LLP
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telephone (561) 362-9595
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jim@swblaw.net

October 5, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Stephen Krikorian, Accounting Branch Chief
Ryan Houseal, Attorney-Advisor

Re:	AnythingIT Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-174109

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 19, 2011 on the above-referenced filing.  Following are the Company’s responses to such comments.  The Company has filed Amendment No. 3 to the above-captioned Registration Statement on Form S-1 (“Amendment No. 3”) with the SEC and under separate cover we are proving Mr. Houseal with courtesy copies, marked and keyed to the Company’s revisions and responses as set forth below.

General

1.	Please include updated financial statements pursuant to Rule 8-08 or Regulation S-X and update all related information in the remainder of the filing in your next amendment.

Response:

We trust the foregoing is fully responsive to the staff’s comments.  We will call Mr. Houseal in a few days to discuss the Company’s desire to file an effectiveness request for this registration statement.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Dave Bernstein
Sherb & Co. LLP